Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 14, 2021

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$600 million 2.000% Senior Notes Due June 17, 2031

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$600 million
Trade Date:	June 14, 2021
Settlement Date (T+3):	June 17, 2021
Maturity Date:	June 17, 2031
Benchmark Treasury:	1.625% due May 15, 2031
Benchmark Treasury Yield and Price:	1.496%; 101-06
Spread to Treasury:	+52 basis points
Reoffer Yield:	2.016%
Coupon:	2.000%
Coupon Payment Dates:	Semi-annually on June 17 and December 17, commencing on December 17, 2021 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.856% plus accrued interest from June 17, 2021
Gross Spread:	0.475%
Net Proceeds (%):	99.381% plus accrued interest from June 17, 2021
Net Proceeds ($):	$596,286,000 plus accrued interest from June 17, 2021
CUSIP / ISIN:	24422EVS5 / US24422EVS52
Joint Book-Running Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Co-Managers:	BBVA Securities Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
R. Seelaus & Co., LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Agricole Securities (USA) Inc. toll-free at 866-807-6030, J.P. Morgan Securities LLC collect at 1-212-834-4533 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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